UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

ARTISTdirect, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04315D400
(CUSIP Number)

December 28, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04315D400

1.	Names of Reporting Persons Attractor Investment Management Inc. 94-3251915

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 822,520

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 822,520

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,520

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.14%

12.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 04315D400

1.	Names of Reporting Persons Attractor QP LP 94-3338164

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 489,320

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 489,320

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 489,320

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.84%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04315D400

1.	Names of Reporting Persons Attractor LP 94-3251917

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 258,000

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 258,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 258,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.56%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04315D400

1.	Names of Reporting Persons Attractor Institutional LP 94-3269315

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 73,990

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 73,990

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,990

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.73%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04315D400

1.	Names of Reporting Persons Attractor Investment Management Inc. Profit Sharing Plan 36-4291420

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,210

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.01%

12.	Type of Reporting Person (See Instructions) EP

CUSIP No. 04315D400

1.	Names of Reporting Persons Attractor Ventures LLC 94-3251916

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 91,480

	6.	Shared Voting Power 912,790

	7.	Sole Dispositive Power 91,480

	8.	Shared Dispositive Power 912,790

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,790

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.04%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04315D400

1.	Names of Reporting Persons Harvey Allison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 914,000

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 914,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 914,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.05%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04315D400

1.	Names of Reporting Persons Gigi Brisson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 914,000

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 914,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 914,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.05%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer ARTISTdirect, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1601 Cloverfield Blvd Suite 400 South Santa Monica, CA 90404

Item 2.

	(a)	Name of Person Filing

	(b)	Address of Principal Business Office or, if none, Residence

	(c)	Citizenship

(a)-(c)
This Schedule statement is being filed by Attractor Investment Management Inc., a Delaware corporation (“AIM”), whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010, Attractor QP LP, a Delaware limited partnership whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, California 90410, Attractor LP, a Delaware limited partnership whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, California 94010, Attractor Institutional LP, a Delaware limited partnership whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010, Attractor Investment Management Inc. Profit Sharing Plan (“AIM PSP”), whose business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, California 94010, Attractor Ventures LLC, a Delaware limited liability company (“Attractor Ventures”) whose principal business office is located at 1440 Chapin Avenue, Suite 201 Burlingame, CA 94010, Harvey Allison, a United States citizen whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010 and Gigi Brisson, a United States citizen whose principal business office is located at 1440 Chapin Avenue, Suite 201, Burlingame, CA 94010.

AIM shares investments and voting control over the securities directly owned by Attractor QP LP, Attractor LP, Attractor Institutional LP and AIM PSP. Attractor Ventures is the general partner of Attractor QP LP, Attractor LP and Attractor Institutional LP. Harvey Allison and Gigi Brisson are the sole directors of AIM and sole management members of Attractor Ventures.

	(d)	Title of Class of Securities Common Stock of ARTISTdirect, Inc.

	(e)	CUSIP Number 04315D400

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Attractor Investment Management Inc.

	(a)	Amount beneficially owned: 822,520

	(b)	Percent of class: 8.14%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote 822,520

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of 822,520

Attractor QP LP

	(a)	Amount beneficially owned: 489,320

	(b)	Percent of class: 4.84%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote 489,320

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of 489,320

Attractor LP

(a)	Amount beneficially owned: 258,000

(b)	Percent of class: 2.56%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 258,000

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 258,000

Attractor Institutional LP

(a)	Amount beneficially owned: 73,990

(b)	Percent of class: 0.73%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 73,990

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 73,990

Attractor Investment Management Inc. Profit Sharing Plan

(a)	Amount beneficially owned: 1,210

(b)	Percent of class: 0.01%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 1,210

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 1,210

Attractor Ventures LLC

(a)	Amount beneficially owned: 912,790

(b)	Percent of class: 9.04%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 91,480

	(ii)	Shared power to vote or to direct the vote 912,790

	(iii)	Sole power to dispose or to direct the disposition of 91,480

	(iv)	Shared power to dispose or to direct the disposition of 912,790

Harvey Allison

(a)	Amount beneficially owned: 914,000

(b)	Percent of class: 9.05%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 914,000

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 914,000

Gigi Brisson

(a) Amount beneficially owned: 914,000

(b) Percent of class: 9.05%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 914,000

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 914,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above wee not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 7, 2008

HARVEY ALLISON		GIGI BRISSON

By:	/s/ Harvey Allison	By:	/s/ Gigi Brisson
	Harvey Allison		Gigi Brisson

ATTRACTOR VENTURES LLC		ATTRACTOR INVESTMENT MANAGEMENT INC.

By:	/s/ Harvey Allison	By:	/s/ Harvey Allison
	Harvey Allison, Managing Member		Harvey Allison, President

ATTRACTOR LP		ATTRACTOR INSTITUTIONAL LP

By:	/s/ Harvey Allison	By:	/s/ Harvey Allison
	Harvey Allison		Harvey Allison
	Managing Member of its General Partner Attractor Ventures LLC		Managing Member of its General Partner Attractor Ventures LLC

ATTRACTOR INVESTMENT MANAGEMENT INC. PROFIT SHARING PLAN		ATTRACTOR QP LP

By:	/s/ Harvey Allison	By:	/s/ Harvey Allison
	Harvey Allison President of its Investment Manager Attractor Investment Management Inc.		Harvey Allison, Managing Member of its General Partner Attractor Ventures LLC